Exhibit 12(c)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Nine Months Ended
	December 31,					September 30,
	2012	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$57,345	$59,031	$57,002	$57,842	$57,114	$37,953
Interest applicable to rentals	1,637	1,148	1,498	1,765	1,269	1,186

Total fixed charges, as defined	58,982	60,179	58,500	59,607	58,383	39,139

Preferred dividends, as defined (a)	4,580	4,580	4,580	4,580	3,956	1,158

Combined fixed charges and preferred dividends, as defined	$63,562	$64,759	$63,080	$64,187	$62,339	$40,297

Earnings as defined:

Net Income	$46,768	$82,159	$74,821	$92,708	$109,184	$92,006
Add:
Provision for income taxes:
Total income taxes	58,679	49,757	55,710	61,872	63,854	57,369
Fixed charges as above	58,982	60,179	58,500	59,607	58,383	39,139

Total earnings, as defined	$164,429	$192,095	$189,031	$214,187	$231,421	$188,514

Ratio of earnings to fixed charges, as defined	2.79	3.19	3.23	3.59	3.96	4.82

Ratio of earnings to combined fixed charges and preferred dividends, as defined	2.59	2.97	3.00	3.34	3.71	4.68

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.